Imperial Oil Limited 240 – 4 Avenue SW PO Box 2480, Station M Calgary, AB T2P 4H4	S.R. Carleton Controller	Tel: (403) 237-3825 Fax: (403) 237-2127

October 20, 2010

Mr. John Lucas

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

U.S.A.

Dear Mr. Lucas:

SEC Letter to Imperial Oil Limited dated October 13 – File No. 000-12014

As follow-up to my telephone conversations with you on October 14 and 18, 2010 and my telephone message to you on October 19, 2010 , in which I requested an extension for Imperial Oil Limited to respond to the questions in your letter of October 13, I am confirming our requested submission date of no later than November 22, 2010. We will endeavor to provide a response earlier if possible.

We believe the extended time will enable Imperial to adequately prepare and review the responses to your questions with management, auditors, legal counsel, and our Board. The extension will also allow us to complete our third quarter reporting at the same time, including Form 10-Q filing.

Thank you.

Yours truly,

/s/ Sean Carleton